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                         MOYDOW MINES INTERNATIONAL INC.









                             ANNUAL INFORMATION FORM


                                      2002



                        Moydow Mines International Inc.
                         Suite 1220, 20 Toronto Street
                            Toronto, Ontario M5C 2B8
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                                TABLE OF CONTENTS
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

Item 1.    The Company                                          3
Item 2.    General Development of the Business                  4
               History of the Moydow Group                      5
               Mining in West Africa                            6
               Mineral Rights in Ghana                          6
Item 3.    Description of Properties                            9
               Ntotoroso                                        9
               Wassa                                           13
               Kanyankaw                                       14
               OtherProperties                                 16
               Ris Factors                                     17
Item 4.    SelectedConsolidatedFinancialInformation            21
Item 5.    Management'sDiscussionandAnalysisof
           Financial Condition                                 22
Item 6.    MarketforSecurities                                 23
Item 7     DirectorsandOfficers                                23
Item 8     AdditionalInformation                               25

                                       2
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ITEM 1: THE COMPANY

Moydow Mines International Inc. (the "Company") was incorporated under the laws of the province of Alberta, Canada, by certificate of incorporation issued December 12, 1972, continued under the laws of the province of British Columbia on January 16, 1981 by certificate of incorporation and continued under the laws of the province of Ontario by articles of continuance effective on December 9, 1998. The Company's head office is located at 20 Toronto Street, 12th Floor, Toronto, Ontario, M5C 2B8 and its registered office is located at BCE Place, Canada Trust Tower, Suite 3900, 161 Bay Street, Toronto, Ontario, M5J 2S1. The Company also has offices in Dublin, Ireland and Accra, Ghana. The Company's outstanding common shares trade on the Toronto Stock Exchange under the symbol "MOY"

The following diagram sets forth the relationship of the Company including its material subsidiaries and associated companies (the Company together with such subsidiaries and associated companies is collectively referred to herein as the "Moydow Group"), including their jurisdictions of incorporation, and the percentage interests of the Moydow Group in its current material mineral properties:

[GRAPH MOYDOW MINES INTERNATIONAL INC.]

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NOTES:

1. Moydow Limited (Isle of Man) ["Moydow (Isle of Man")] was incorporated under the laws of the Isle of Man on January 27, 1992. Moydow (Isle of Man)'s subsidiaries were created as follows:

    * Wassa Holdings Limited ("Wassa Holdings"): incorporated on March 15, 1994; acquired on August 25, 1994;

    * Satellite Goldfields Limited ("Satellite"): incorporated on February 9, 1994; acquired on September 19, 1994;

    * Moydow Limited (Ghana) ["Moydow (Ghana)"]: incorporated on March 21, 1989; acquired on September 2, 1996; Rank Mining Company Limited ("Rank"): incorporated on March 22, 1995; acquired on November 23, 1996.

2. The interest held by Moydow (Ghana) in Rank is subject to dilution. See "Description of Properties - Ntotoroso Property".

3. The Company holds a joint venture interest in the Kanyankaw gold property with Antubia Resources Limited ("Antubia"), a subsidiary of Glencar Mining plc ("Glencar"). See "Description of Properties - Kanyankaw Property".

4. On December 9, 1998 the Company completed the acquisition (the "RTO Transaction") of all of the outstanding shares and warrants of Moydow (Isle of
Man) in consideration for shares and warrants of the Company and commenced its current business activities. In accordance with the terms of the RTO Transaction, the name of the Company was changed from Westley Mines International Inc. to its present name, the management of Moydow (Isle of Man) took over management of the Company and the outstanding common shares of the Company were consolidated on a 1 2 for 1 basis. The RTO Transaction resulted in the former shareholders of Moydow (Isle of Man) owning, immediately following the completion of such transaction, over 90% of the outstanding shares of the Company. Moydow (Isle of Man), which was incorporated under the laws of the Isle of Man on January 27, 1992, holds an interest in a gold mine and several exploration and development properties in Ghana.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

The Company is engaged primarily in the acquisition, exploration and development of mineral properties, principally gold. The Company has focused its exploration efforts in West Africa and, in particular, the historical gold producing regions of Ghana (formerly the Gold Coast). The property portfolio currently includes interests in properties in Ghana - Ntotoroso, Kanyankaw and Wassa. The Company, at present, has a 50% interest in the Ntotoroso Property and considers this its primary focus; the property is in the exploration stage with a feasibility study completed in March 2001. The Company has a 50% interest in the Kanyankaw Property. The Company has a 34% interest in Wassa

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Holdings, which owns a 90% interest in the Wassa Property and which is operated by Glencar. The Company has no further obligations regarding the Wassa Property and has written its investment down to nil in 1999.

HISTORY OF THE MOYDOW GROUP

The Chairman of the Board of the Company, Noel Kiernan, has over 20 years of experience in West Africa and is the Ghanaian Honourary Consul to Ireland. Mr Kiernan was the original applicant for the property now known as the Teberebie gold mine located in Ghana and, as managing director of the project, brought the mine through feasibility and into production. The Teberebie gold mine has produced over one million ounces of gold since it commenced production in the early 1990's and is now owned and operated by Ashanti Goldfields Co. Ltd. Noel Kiernan is also the Chairman of Pontil Minerex Limited, a drilling company which is active in West Africa and from time to time provides drilling and other services to the Moydow Group.

In March 1989, Noel Kiernan formed Moydow (Ghana) to acquire the Kanyankaw property, which was subsequently the subject of an agreement with Glencar. Brian Kiernan joined the management of the Moydow Group in 1993, as Chief Executivr Officer of Moydow (Isle of Man), and Joseph Breen joined as Chief Operating Officer of Moydow (Isle of Man) in 1996 after three years of consulting for Moydow (Isle of Man).

Moydow (Isle of Man) began operations in June 1994 with the acquisition of a 42% interest in Wassa Holdings, which held a 90% interest in Satellite, which held a 100% interest in the Wassa Property. Over the next three years, Moydow (Isle of Man)'s interest in Wassa Holdings was diluted to 34%; the remaining 66% of Wassa Holdings is held by Antubia, a subsidiary of Glencar. Satellite holds a 30-year gold mining lease for the Wassa Property, which expires in the year 2022.

Moydow (Isle of Man)'s interest in the Ntotoroso Property was obtained in September 1996 with the acquisition of Moydow (Ghana) from Noel Kiernan, then Chairman of the Company. Moydow (Ghana) held the property indirectly through its 60% ownership of Rank. Pursuant to an October 1997 agreement, Normandy LaSource, a subdiary of Normandy Mining Limited, held 40% through their commitment to fund $2.5 million of exploration expenditures by June 30, 1999, which was achieved. Normandy LaSource increased its ownership through its $4 million funding of further exploration expenditures and holds a 50% beneficial interest in Rank. In early 2002, Newmont Mining Corporation acquired Normandy Mining Limited.

Moydow (Isle of Man)'s 50% interest in the Kanyankaw prospecting licence was obtained in September 1996 with the acquisition of Moydow (Ghana) from Noel Kiernan, a related party. Moydow (Ghana) held the licence as a joint venture with Antubia. Currently, the partners have agreed to split the property into

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two parcels and application for the property split was approved by the Ghanaian
Minerals Commission.

Moydow (Isle of Man)'s 100% interest in the Kissi Kissi two-year prospecting licence in Guinea, West Africa, was obtained in May 1996, although it was allowed to expire in 1998 due to the political and economical uncertainty in the region at that time.

MINING IN WEST AFRICA

West Africa has a long history of mineral production that dates back to the 10th century A.D. and possibly as early as the 5th century B.C. A significant gold trade began with overland transportation to North Africa and the middle east in the 12th and 13th centuries. As European economies grew and the great marine explorers of the 15th century took to the seas, French, Dutch, English and Portuguese merchants launched aggressive trading activities between Europe and West Africa. Gold was the most valuable commodity in this lucrative trade.

In the 18th and 19th centuries, the region was colonized and the "Gold Coast" was carved into dependencies of Portugal, England, and France. France colonized most of the region covering Senegal, Guinea, Cote d'Ivoire, Mali, Dahomey and Niger. England became the protector of Sierra Leone, Ghana, Upper Volta and Nigeria. The early history of Ghana and Mali is somewhat entwined because the tribes of this region were nomadic. Ghana appears to have been the principal source of West African gold and Mali a subsidiary source and main route for gold that found its way to North America, Europe and the Middle East in the 13th and 14th centuries. The first record of gold from the region is connected with an account that Emperor Cainca Moussa brought four tons of gold to Mecca on a pilgrimage in 1433.

MINERAL RIGHTS IN GHANA

Under the constitution and the mining laws of Ghana, all minerals in Ghana in their natural state are the property of the state and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage granted by the state under licences or leases. Three types of tenure are granted as a company progresses through the reconnaissance, exploration, development and production phases: a reconnaissance licence, a prospecting licence and a mining lease. In addition, a licence is required for the export or disposal of minerals and the government has a pre-emptive right over all minerals produced. Activities such as the diversion of water require separate licences or consents. A rental fee is payable to the government in respect of licences and leases.

A reconnaissance licence permits the holder to carry out geophysical, geochemical and photo-geological surveys, but not drilling, excavation or subsurface activities. They are granted

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for a period of up to twelve months and may be renewed, provided the renewal application is made at least three months prior to the expiration of the licence and the government determines that the renewal is in the public interest. While a reconnaissance licence is not necessary in order to secure a prospecting licence, it does grant the holder with the exclusive right to obtain a prospecting licence in respect of the lands/minerals.

A prospecting licence permits the holder to carry out both reconnaissance work and surface excavation and drilling work, including trenching. Prospecting licences are granted for a period of up to three years and may be renewed for additional periods of two years, provided the renewal application is made at least three months prior to the expiration of the licence and the government determines that the renewal is in the public interest. Upon the renewal of a prospecting licence, the area covered by the initial licence may be reduced by one-half of the area covered by the previous licence. The licence holder is able to select the areas to be eliminated upon renewal. If a licence holder fails to expend any monies that the holder designated in its program for exploration under the prospecting licence, then such non-expended monies will become a debt due to the Republic of Ghana.

A mining lease grants rights to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner. A mining lease may only be obtained by the holder of a prospecting licence who has given notice to the government that a mineral covered by the terms of the licence exists in commercial quantities, provided the proposed development plan ensures that mining operations will be carried on in an efficient and environmentally safe manner. The application for the mining lease must be made within three months of such notice. A mining lease may also be obtained on request by persons who do not hold a relevant prospecting licence over an area, but such grants are discretionary.

A mining lease normally is valid for 30 years although the Ghanaian Government may, where it considers that it is in the national interest to exceed this time limit, direct that the grant of a mining lease exceed 30 years. A mining lease may be renewed for an additional period of 30 years provided that the renewal application is made no later than one year before expiry of the initial lease. Persons proposing to undertake the mining and processing of minerals are required to register the undertaking with the Environmental Protection Agency (the "EPA") and obtain an environmental permit prior to commencing this undertaking. Additionally, no person may commence activities in respect of the undertaking which, in the opinion of the EPA, has, or is likely to have an adverse effect on the environment or public health unless, prior to the commencement, the undertaking has been registered with the EPA and an environmental permit has been issued by the EPA in respect of the undertaking.

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An environmental impact assessment ("EIA") is required to be submitted to the
EPA prior to issuance by the EPA of any environmental permit where the undertaking is the mining and processing of minerals in areas where the mining lease covers a total area in excess of 10 hectares. The grant of a mining lease takes place upon approval of the EIA. A holder of a mining lease is obliged to commence commercial production on the date specified in a program which it has submitted to the government and to develop/mine the mineral in accordance with such programs.

The EPA is required to hold a public hearing in respect of an application for an environmental permit where there is material adverse public reaction to the commencement of the proposed undertaking, where the undertaking will involve dislocation, relocation or resettlement of communities, or where the undertaking could have extensive and far reaching effects on the environment. Where an EIA is ultimately found to be acceptable to the EPA, the environmental permit will be required to be issued to the applicant. The permit is valid for 18 months from the date of issuance. Failure to commence operations of the undertaking within that time renders the permit invalid and the applicant is required to resubmit an application to the EPA and provide reasons for the new application.

After commencement of mining operations, the applicant is required to apply for an environmental certificate that may be issued subject to terms and conditions. A certificate may not be issued by the EPA until the person responsible for the certificate application has submitted to the EPA evidence or confirmation of actual commencement of operations, acquisition of other permits and approvals where required and compliance with mitigation commitments indicated in the EIA or preliminary environmental report.

A mineral right or interest may not be transferred, assigned or otherwise dealt with in any other manner without the Minister of Energy and Mines' prior written approval. Also, a company holding, directly or indirectly, a mining lease in Ghana must obtain the written consent of the Minister of Energy and Mines before it undertakes any action which would result in a change of control of such holder. The Ghanaian government must be advised of all changes in "significant shareholders" of such a company, as well, which refers to shareholders holding 5% or more of the voting rights thereof.

The Minister of Energy and Mines has the power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the cabinet. The powers of the Ministry of Energy and Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilization of mineral material and coordinating policies relating to them. The grant of a mining

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lease by the Ministry of Energy and Mines is subject to parliamentary ratification.

The Ghanaian government holds, as of right and without payment of any compensation, a 10% interest in all mineral rights in Ghana. The government has the option to acquire a further 20% interest where any mineral is discovered in commercial quantities on terms agreed between the government and the holder of the mining lease or, failing such agreement, on terms established through arbitration. The government normally secures its 10% interest upon the grant of a mining lease through a special class of shares in the company holding the lease, which are typically non-assessable shares entitling the holder to 10% of any dividends distributed by the holder. The Ghanaian government is also entitled to a royalty of 3% to 12% of mineral sales after direct expenses. Companies are required to make a payment on account of every quarter based on a 3% rate. At the end of each year, companies are required to compute the actual royalty due on the basis of the profitability of the mine and to make any further payment that may arise from the computation. The specific royalty rate is determined by discussion with the Minister of Mines at the time of commencement of feasibility studies and commencement of production.

Furthermore, the government may, if it so desires, acquire a "special share" in a company holding, directly or indirectly, a mining lease in Ghana, which would result in such company having to obtain the government's approval for: any amendment to the regulations of the company that would have the effect of making a person control of the company; the voluntary liquidation of the company; or the disposal of any mining lease or the whole or a material part of the company's assets. Control is considered a person who either directly or indirectly directs the affairs of the mining company or controls at least 20% of the voting power of the company, either alone or with an associate or associates. The issuance of a "special share" may, at the government's option, be for no consideration or at such consideration as the government and the mining company may agree.

ITEM 3: DESCRIPTION OF PROPERTIES

NTOTOROSO PROPERTY

The Company hold a 50% joint venture interest in Rank. Rank holds a thirty year mining lease, valid until the year 2031, on the Ntotoroso property in the Yamfo-Sefwi gold belt in Ghana. As with the granting of all mineral rights, the government of Ghana is entitled to a free 10% carried interest in the Ntotoroso prospecting licence pursuant to the Ghana mining law, which eventually may be secured by the issuance of shares in Rank.

Moydow (Isle of Man)'s interest in the Ntotoroso Prospecting Licence was obtained in September 1996 with the acquisition of Moydow (Ghana) from a related party, Noel Kiernan. At the time Mr. Kiernan was an Officer and Director and the controlling

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shareholder of Moydow (Isle of Man). Compensation for the acquisition of Moydow
(Ghana) was $1.

Moydow (Ghana) held the property indirectly through its majority ownership of Rank. When acquired by Moydow (Isle of Man), Moydow (Ghana) held a 60% ownership of Rank and Amegashie & Partners Limited ("Amegashie") held the other 40%.

Normandy LaSource, a subsidiary of Normandy Mining Limited, acquired the 40% held by Amegashie pursuant to an agreement dated October 22,1997 (as amended November 5, 1997) (the "Rank Farm-In Shareholders Agreement") whereby Normandy LaSource committed to fund $2.5 million of exploration expenditures by June 30, 1999. Simultaneously, Normandy LaSource invested $1,000,000 into the purchase of 8,000 common shares (about 6% at the time) of Moydow (Isle of Man).

Normandy LaSource increased its ownership in Rank through funding further exploration expenditures and completed a total of $6.5 million in exploration expenditures. Normandy LaSource now holds a 50% beneficial interest in Rank. As of December 31, 2001, Normandy LaSource had funded approximately $6,827,636. In early 2002, Newmont Mining Corporation acquired Normandy Mining Limited.

The Company retained operatorship of the project until the completion of the positive feasibility study. See "Rank Development and Production Agreement" below. Now that such a study has been completed, Normandy LaSource has become the operator of the project. Normandy LaSource has earned a 50% shareholding in Rank and the parties agree that the deemed expenditure of each party would be $20 million for a total deemed aggregate value of $40 million; the effect of this agreement is to reduce the rate of dilution on the interest of that party which elects not to participate in an ongoing budget.

Rank Development and Production Agreement

Effective July 24, 2000, a Development and Production Agreement (the "Development and Production Agreement") was executed between the Company, Normandy LaSource, Rank, and Ghanaian subsidiaries of the Company and Normandy LaSource. The Development and Production Agreement sets forth the terms upon which, subject to successful completion of feasibility studies, the Company and Normandy will participate in the development and mining of Zones E, A and C on Rank's Ntotoroso property. It also would enable the Company to participate in the processing plant on the adjacent Normandy property to process ore mined from both the Rank-held Ntotoroso property and the Normandy wholly-owned ground. The Development and Production Agreement provides for studies to consider enlarging the Normandy processing plant to 5,000,000 tonnes per annum in order to accommodate ore from the deposits on Rank's Ntotoroso property. Now that Normandy LaSource has completed its $4 million exploration-funding requirement, the Company and Normandy LaSource each hold a 50% beneficial interest in Rank. Under the agreement Normandy has

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given Rank the option to participate in the ownership of the processing plant.
This option entitles Rank to acquire an ownership interest equal to its proportionate share of the combined initial reserves as reported in the integrated feasibility studies. Should the Company not elect to exercise the Rank option, Rank would pay its share of allocated capital charges to Normandy through an annual capital allocation charge based on its share of mill throughput. Normandy and the Company have agreed to jointly seek debt financing for both the processing plant and Rank mining plant costs. The Company shall continue as operator of the exploration programs on other zones identified on the Ntotoroso property and this exploration is to be funded by the Company and Normandy LaSource. The Development and Production Agreement provides for Normandy to become operator of the mining activities. The agreement expires on July 24, 2002. The joint venture will continue to function under the original Rank Farm-In Shareholders Agreement.

Feasibility Study

A detailed feasibility study was completed in March 2001. The study was prepared by Lycopodium Pty. Ltd. of Perth, Australia and is based on a gold price of US$270 per ounce and on proven and probable reserves of 14 million tonnes grading 2.36 grams of gold per tonne. On the basis of mining 1.5 million tonnes of ore per year, production during the first five years is estimated to average 120,000 ounces of gold at a cash cost per ounce of US$184. Rank has the right to use up to 25% of the processing plant. If Rank participates in the plant, the total capital cost for Rank, including mine capital, is expected to be approximately $33 million.

Of the pits included in the feasibility study, two lie within the Ntotoroso Zone E resource. One of the Yamfo-Sefwi pits (Kenyase East) extends into the Ntotoroso Zone A resource, and an additional small pit is located to the north of the Kenyase East extension. The Yamfo-Sefwi and Ntotoroso projects are expected to be mined together with one mining contractor mining all pits. The Yamfo-Sefwi mining staff will provide technical input and supervision. The pits will be mined using conventional open pit mining techniques.

Snowden Mining Industry Consultants Inc. is the qualified person responsible for the resource estimates for Zones E and A gold deposits as part of the Ntotoroso feasibility study prepared by Lycopodium Pty. Ltd. The mineral resource and mineral reserve estimates conform to definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

Location, Size and Access

The Ntotoroso Property is located in central west Ghana approximately 30 kilometres south of Sunyani and comprises 72 square kilometres. Travel time from the capital, Accra, is about

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five hours and all but the last five kilometres to the Company's base at
Kenyase is by good asphalt road. The remaining five kilometres is via a well-maintained dirt road.

Geology and Mineralization

The Ntotoroso Property is located on the Yamfo-Sefwi gold belt, a well-defined zone of many gold occurrences trending 20 to 30 degrees east of north and stretching northwards from the Ghanaian border with Cote d'Ivoire for a distance of about 200 kilometres. Intruded along this trend are a series of hornblende granodiorites that preferentially exploit a major regional break separating Lower Birimian sediments from Upper Birimian volcanics. This major break has been mapped for a strike length of 6.4 kilometres in the northern part of the licence and for an additional 6.4 kilometres in the southern part and marks the contact between Birimian metasediments to the west and a complex of multiphase granodiorite intrusions to the east.

Among the numerous major gold occurrences located along this structure is the Centenary (Yamfo) deposit owned by Normandy LaSource lying some 35 kilometres northeast of the Company's Ntotoroso Property. Normandy LaSource have indicated further significant mineralization on this structure at Kenyase, on the western border of the Ntotoroso Property, and at Subenso to the northeast. Lying within the property are three segments of the granodiorite-metasediment contact cumulatively estimated to cover approximately 13.1 kilometres of strike length -
6.6 kilometres in the north and 6.5 kilometres in the south.

Prior Exploration Activities

Archival data for the Ntotoroso Property is extremely scarce and is limited to the general observation that occurrences of gold have been known in this area for some time. The previous owner, Amegashie, states that a stream sediment survey recorded anomalous gold values at seven different localities.

Current and Future Development and Exploration

In April 2002, following public hearings, the Ghanaian Environmental Protection Agency granted approval for the development of a mine at Yamfo-Sefwi and Ntotoroso. Progress has continued at Ntotoroso, although at a reduced level. This has been due to several factors, not the least of which was the uncertainty surrounding Normandy Mining Limited. Now that Newmont Mining Corporation has acquired Normandy Mining Limited and Franco-Nevada Mining Corporation Limited, the Company expects that a final production decision for Ntotoroso and the adjoining Yamfo-Sefwi will be made in the near future. During 2001 a regolith study was completed at Ntotoroso. This study, which included a re-interpretation of the soil geochemistry has generated 15 anomalous zones. These potential new targets on the property will be followed up in 2002 by in-fill soil sampling and subsurface geochemistry. A program has also been proposed to test the depth potential of Zone E. Deeper drilling in 2000 confirmed the existence of a high-grade core to

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Zone E which is open to depth. Two holes, about 200 metres apart, have intersected this deeper mineralization which lies about 200 metres below the currently outlined pit limits. The holes returned assays of 9.7 grams of gold per tonne over a true width of 13 metres and 7.7 grams of gold per tonne over a true width of 6 metres, respectively. A short drilling program will test these potential down-dip extensions to Zone E in 2002.

WASSA PROPERTY

Moydow (Isle of Man) began operations in June 1994 with the acquisition of 42% of Wassa Holdings, which held a 90% interest in Satellite, which held a 100% interest in the Wassa Property. The government of Ghana pursuant to the Ghana mining law holds the remaining 10% of Satellite. Ownership of Wassa Holdings varied over the next three years with Moydow (Isle of Man) retaining a 34% interest and the remaining 66% of Wassa Holdings being held by Antubia, a subsidiary of Glencar.

Satellite holds a 30 year gold mining lease for the Wassa Property, which expires in the year 2022.

Satellite was incorporated under the laws of Ghana on February 9, 1994 for the purpose of holding the Wassa Property. Satellite operates under the directions of its board of directors representing the two major shareholders. Management and operational control of the Wassa mine is contracted out to Glencar. Wassa Holdings was incorporated under the laws of the Isle of Man on March 15, 1994; its two shareholders, Ensign Resources Limited ("Ensign") and Moydow (Isle of
Man), hold 66% and 34% of its shares, respectively. Ensign is a subsidiary of Glencar. The board of directors of Wassa Holdings is composed of three directors, of which one represents the Company (Noel Kiernan) and two represent Glencar.

The Wassa mine started production in early 1999. The capital cost of the mine was $42.5 million and was funded entirely by debt finance. Standard Bank of London Limited provided a $27.5 million senior finance gold loan and the Commonwealth Development corporation provided $15 million of subordinated finance. The first ore was mined at Wassa in October 1998. The following month the crushing plant was commissioned and crushed ore began to be stacked on the leach pad. Production over the next two years was lower than expected. Because the Company's share of the losses in Wassa Holdings for 1999 exceeded the carrying value of its equity investment, the Company has written down the carrying value of its investment to nil.

In April 2001, the Company was notified that certain terms of the project financing loan agreement, under which an amount of $40 million was outstanding, were in default. The senior lender subsequently enforced its security and appointed a receiver in November 2001. The Company had granted the lenders a first fixed charge on its shares of Wassa Holdings and provided security for the obligations of Wassa Holdings to the lenders to the extent of

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the value of its shares of Wassa Holdings. The Company has no further obligations with respect to the Wassa mine.

In November 2001, Satellite signed a letter with Golden Star Resources Limited ("Golden Star") and the Senior Secured Lenders to the Wassa gold project setting out terms to conclude an agreement for the purchase by Golden Star of certain of the assets and business comprising the Wassa gold mine in Ghana.

Location, Size and Access

The Wassa Property is located in the south-central region of Ghana approximately 80 kilometres north of Cape Coast and 150 kilometres west of the capital, Accra and consists of a mining lease (57 square kilometres) and a prospecting license (41 square kilometres).

Geology and Mineralization

The Wassa area is reported to be underlain by rock of the Proterozoic Birimian Formation, a metamorphosed volcano-sedimentary package that hosts most of the lode gold deposits of Ghana. Unlike either the Lower (Sedimentary) or the Upper (Volcanic) Birimian, the succession in the Wassa area exposes a highly tectonized suite of quartzitic phyllites and ironstones which do not fit neatly into either category. Other known lode Ghanaian deposits occur in simple shear zones which are unaffected by post-mineralization folding.

Gold mineralization at the Wassa Property has been subjected to at least three phases of folding and is consequently thought to be older than "typical" Ghanaian deposits, such as Ashanti or Prestea. Mineralization in the Main Zone occurs in a hydrothermal vein stockwork preferentially hosted by a phyllitic pyroclastic unit within which gold is mainly associated with veinlets, stringers and blebs of quartz-pyrite set in a matrix of finely disseminated, dusty pyrite; a variable alteration assemblage of ankerite, albite, chlorite and sericite may also be locally present. Mineralized shoots vary from 10-to-25 metres in thickness and are distributed about opposing limbs of an asymmetrical synform. On the flat limb, mineralized shoots are sub-horizontal and are parallel to a metamorphic layering. On the steep limb, mineralized shoots are generally sub-vertical, but may be as little as 50 degrees. In the Dead Man's Hill zone, the presence of quartz-eye rhyolites spatially related to gold mineralization and coarse clots of hydrothermal chlorite observed in an agglomeratic facies suggest that gold mineralization may be contemporaneous with brecciation and explosive activity in a proximal volcanic setting.

KANYANKAW PROPERTY

Moydow (Isle of Man)'s interest in the Kanyankaw Prospecting License was obtained in September 1996 with the acquisition of Moydow (Ghana) from a related party, Noel Kiernan. At the time Mr. Kiernan was an Officer and Director and the controlling shareholder of Moydow (Isle of Man).

Moydow (Ghana) was granted the first licence in April 1992. Subsequently, a joint venture was established between Antubia, a subsidiary of Glencar, and Moydow Ghana pursuant to an agreement dated November 6, 1992 (amended March 17, 1994 and June 20, 1995) ("Kanyankaw 1992 Agreement"). The agreement granted Glencar (or its nominee) an option to earn a 50% interest in the licence in return for funding $150,000 of reverse circulation drilling and then contributing a further $300,000 in exploration expenditures.

Antubia was deemed to have completed the exercise of the option in 1995 when each party was deemed to have advanced $480,000 to the joint venture. Since 1995, the joint venture agreement provides for the funding of work through pro rata contributions to work plans in accordance with each parties' respective interests in the joint venture.

The original prospecting licence was obtained in January 1996. The renewal application to extend the licence to March 2003 has been submitted to the Minerals Commission and approval is expected shortly.

Glencar, Antubia, Moydow Ghana and the Company entered into an additional agreement dated January 25, 2000 which contemplates the parties making an application to the Ghanaian government for a split of the property into two licences (the "Kanyankaw 2000 Agreement"). Pursuant to the Kanyankaw 2000 Agreement, Moydow Ghana would hold the licence for the eastern half which contains the old gold workings at Kanyankaw (the "Kanyankaw East Property") and Antubia would hold the licence to the western half which contains the old workings at Asheba (the "Kanyankaw West Property"). Application for the property split was approved by the Ghanaian Minerals Commission. Pursuant to the agreement, each party has the right to back-in and acquire an interest in the other party's property (40% in the case of the Kanyankaw East Property and 44% in the case of the Kanyankaw West property). In order to exercise a back-in right, the option holder must have performed a minimum of 5000 metres of drilling on the option holder's property. The payment is calculated by multiplying the number of metres of drilling completed by the option issuer by a figure ranging between $50 and $100 (depending on the overall number of drill holes completed by the option issuer).

Location, Size and Access

The Kanyankaw Property is located in south central Ghana approximately 50 kilometres north of the seaport of Takoradi. The licence area is 91 square kilometres. Travel time from Accra to the property is about four hours via a good network of asphalt roads. The main road from Takoradi to the gold mines of Teberebie and Tarkwa, located approximately 30 kilometres to the north, traverses the licence area.

Geology and Mineralization

The licence area is underlain chiefly by Upper Birimian greenstones and intruded by small stocks and dykes of hornblende granodiorite.

Slicing through the rock pile is a series of NNE-trending fractures with associated minor splays; all recorded past production has come from the minor splays and only minimal exploration has been conducted over the major lineaments that characteristically occupy the low ground in fault-controlled valleys. Where these major lineaments cross slightly more elevated terrain their trace is coincident with a trail of sericitically altered, granodiorite dykes which show patchy gold-bearing, quartz stockworks.

Prior Exploration Activities

Placer mining has been a continuous occupation of the local population for well over 100 years and is still in evidence today. In the early part of this century, several small companies worked a number of high-grade, quartz reefs in the southern parts of the current license area. It has been reported that these companies recovered approximately 20,000 ounces of gold from an array of stamp mills. A drilling program on the Kanyankaw West Property by Moydow Ghana in 1992 tested several geochemical anomalies and returned mineralized intersections from a number of drill holes, the most significant being from a hole in the southwest part of the license area which averaged 1.5 g/t gold over 40 meters.

Current and Future Exploration

A landform and regolith study completed in 2001 on the property has generated nine new targets which warrant further testing. During 2001 there was a significant increase in the number of illegal artisanal miners. In 2002, a new exploration program will be undertaken.

OTHER PROPERTIES

The Company has an ongoing process of new project review and evaluation of worldwide mineral properties. During 2000 and 2001 it carried out reconnaissance and review of several properties located in Ghana and elsewhere, including Nevada. Expenditures on geological reconnaissance and reviews are written off as it occurs unless the property is staked or acquired. Applications have been approved for two new licence areas in Ghana along the Yamfo-Sefwi belt and payments have been made related to these applications. The Company has been granted a three year exploration permit on the N'godiarala licence in southern Mali. The permit expires on December 30, 2004. The Company is exploring three unpatented mining claims groups in Elko County, Nevada. In early 2002, the Company staked 570 claims covering more than 140 square kilometres in the Botwood Basin area of central Newfoundland, Canada. An exploration program has commenced on this claim group and it is proposed to fund this work through a $0.5 million flow-through issue.

Exploration expenditures were $1,027,503 in 2001 and $1,056,537 in 2000.

RISK FACTORS

Risk Posed by Continued Losses
Lack of Cash Flow and Requirements for New Capital

The Company's current operations do not generate any positive cash flow and it is not anticipated that any positive cash flow will be generated for some time.

The Company has limited financial resources. Leases and licences that the Company holds and joint venture agreements to which the Company is a party impose possible financial expenditures on the Company. The most material of these possible expenditures occurs in the event that the Company elects to participate along with Normandy LaSource in further exploration and development of the Ntotoroso property. Failure to equally participate in such expenditures would result in a dilution in the Company's interest in the property.

Further exploration and possible development of the various mineral properties in which the Company holds interests depends upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that additional funding will be available to allow the Company to fulfill such obligations.

The location of the mineral properties in which the Company holds interests in developing countries may make it more difficult, or impossible, for the Company to obtain debt financing from senior lenders. Failure to obtain necessary financing on a timely basis could cause the Company to forfeit all or parts of its interests in some or all of its properties or joint ventures and reduce or terminate its operations.

Lack of Operating History

The Company was materially changed by the RTO Transaction completed in December 1998 and Moydow (Isle of Man) has been conducting operations only since 1994. The Company has no current source of revenue and its success ultimately depends on its ability to generate profits from its properties. The Company currently has no producing properties, other than an interest in the Wassa mine, and the Wassa mine currently operates at a loss. The Company has no further obligations with respect to the Wassa mine. The Company is largely dependent on successful exploration and its ability to complete financing for its projects. The possible commercial development and production at the Ntotoroso property is its most advanced exploration project, with a feasibility study completed in March 2001.

Exploration Risks

Exploration for gold is speculative in nature, involves many risks and is frequently unsuccessful. Any gold exploration program entails risks relating to the location of economic ore bodies, development of appropriate metallurgical processes, receipt of necessary governmental approvals and construction of mining and processing facilities at any site chosen for mining. The commercial viability of a mineral deposit is dependent on a number of factors including the price of gold, exchange rates, the particular attributes of the deposit, such as its size, grade and proximity to infrastructure, as well as other factors including financing costs, taxation, royalties, land tenure, land use, water use, power use, importing and exporting gold and environmental protection. The effect of these factors cannot be accurately predicted.

The Company is exploring its minerals properties and as at December 31, 2001 had not determined the existence of economically recoverable reserves with the exception of the Ntotoroso project which has been the subject of a feasibility study. There can be no assurance that the current or proposed exploration or possible development programs on properties in which the Company has an interest will result in the discovery of gold mineralization or will result in a profitable commercial mining operation.

Political and Regulatory Risks

The Company is conducting exploration activities in the West African country of Ghana. Ghana had its first democratic election in 1992, followed by further elections in 1996 and in 2001. There is no assurance that future political and economic conditions in Ghana will not change or that the government may adopt less supportive policies respecting foreign development and ownership of mineral property.

Changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labor relations, repatriation of income and return of capital. This may affect both the Company's ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore and possible develop/operate those properties in which it has an interest or in respect of which it has obtained exploration rights to date. The possibility that future governments of these and other countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Environmental Risks

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties in which the Company holds interests that have been caused by previous or existing owners or operators.

Compliance with environmental, reclamation, closure and other requirements may involve significant costs and other liabilities. The EPA has broad powers under environmental assessment legislation to suspend, cancel or revoke an environmental permit or certificate in cases of non compliance with laws, permits, certificates and mitigation commitments in an EIA or environmental management plan. The EPA also may suspend a permit or certificate in the event of an occurrence of fundamental changes in the environment due to natural causes before or during the implementation of an undertaking.

Regulatory, Environmental and Other Risk Factors

The Company intends to fulfill all statutory commitments on its current licences over the next year and to apply for licence renewals in the normal course of business.

The Company's operating income and cash flow are also affected by changes in the U.S./Canadian dollar exchange rate together with movement in the local currency in Ghana, the Cedi, as a portion of the Company's costs are incurred in these currencies.

The profitability of any gold mining operation will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors such as world supply of gold, central bank selling, stability of exchange rates, forward sales and inflationary forces, among other factors beyond the Company's control.

In addition, exploration companies are subject to various laws and regulations including but not limited to environmental, health and safety matters together with political risks that are outside the Company's control. The Company is committed to a program of environmental protection at all of its projects and exploration sites.

Calculation of Reserves and Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves, mineralized material, and corresponding grades being dedicated to future production. Until reserves or mineralized material are actually mined and processed, the quantity of reserves or mineralized material and grades must be considered as estimates only. In addition, the quantity of reserves or mineralized material may vary depending on metal prices. Any material change in the quantity of reserves, ore grade or stripping ratio may affect the economic viability of the Company's properties. In addition, there can be no assurance that mineral recoveries in small-scale laboratory tests will be duplicated in large tests under on-site conditions or during production.

Dependence on Key Personnel

The Company is dependent on a relatively small number of key personnel the loss of any one of whom could have an adverse effect on the Company. In addition, while certain of the Company's officers and directors have experience in the exploration and operation of gold producing properties, the Company will remain dependent upon contractors and third parties in the performance of its exploration and possible development activities. As such there can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Company or be available upon commercially acceptable terms.

Title Matters

No assurance can be given that the Ghanaian government will not significantly alter the conditions of or revoke the applicable exploration or mining authorizations or that such exploration and mining authorizations will not be challenged or impugned by third parties. In addition, there can be no assurance that the properties in which the Company has an interest are not subject to prior unregistered agreements, transfers or claims and title may be affected by undetected defects.

The Ghana mining law entitles the Republic of Ghana to a free 10% carried equity interest in all mineral properties in Ghana. Pursuant to the Ghana Mining Law, the Republic of Ghana also has an option to acquire, on terms as shall be agreed upon between the holder of the mining lease and the government of Ghana or, failing such agreement, as determined by arbitration, an additional 20% interest in any mineral properties. To the knowledge of the Company, this purchase option has never been exercised. There can be no assurance that the government of Ghana will not decide to exercise this right in the future or that the price at which such option would be exercised would reflect the then current value of the property concerned.

Repatriation of Capital and Distribution of Earnings

Currently there are no significant restrictions on the repatriation of capital and distribution of earnings from Ghana to foreign entities. There can be no assurance, however, that restrictions on repatriation of capital or distributions of earnings from Ghana will not be imposed in the future.

Tax

Amendments to current taxation laws and regulations that alter tax rates and/or capital allowances could have a material adverse impact on the Company. The Company has a number of subsidiaries and related companies that operate in a number of different tax jurisdictions. At present, profits from the Company would most likely be generated in Ghana and will be susceptible to taxation in that jurisdiction, as well as the Isle of Man and Canada.

Legal Proceedings

To the best of the knowledge of management and the Directors of the Company, the Company knows of no material, active or pending, legal proceedings against them, nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

To the best of the knowledge of management and the Directors of the Company, the Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Reference is made to the Company's 2001 Annual Report which contains the comparative consolidated financial statements for the fiscal years 2001 and 2000.

The following table sets forth selected consolidated financial information for each of the last five years ended December 31 (Note 1):

                          ANNUAL FINANCIAL INFORMATION


US$ (000S) EXCEPT AS INDICATED           2001               2000                1999                1998              1997
------------------------------        ----------         ---------           ---------          ----------         ---------
REVENUES                                       -             199.6               331.9               272.2             345.3
CASH                                      1933.0            3361.5              5466.2              1046.8             674.8
WORKING CAPITAL                           1670.8            3178.4              4916.9               672.4             304.2
TOTAL ASSETS                              6422.1            6941.6              8680.5              8495.4            7454.1
INCOME (LOSS)                             (569.3)          (1189.9)            (5107.7)            (1044.4)           (822.4)
INCOME (LOSS) PER SHARE                  $ (0.02)          $ (0.04)            $ (0.22)             $(0.06)           $(0.05)
WEIGHTED AVERAGE NUMBER               27,026,514        26,499,778          23,050,882          18,418,023        15,484,382
OF SHARES OUTSTANDING(1):

(1) On December 9, 1998 the Company completed the acquisition (the "RTO Transaction") of all of the outstanding shares and warrants of Moydow Limited (Isle of Man) ("Moydow (Isle of Man)") in consideration for shares and warrants of the Company and commenced its current business activities. In accordance with the terms of the RTO Transaction, the name of the Company was changed from Westley Mines International Inc. to its present name, the management of Moydow (Isle of Man) took over management of the Company and the outstanding Common Shares of the Company were consolidated on a 12 for 1 basis. The RTO Transaction resulted in the former shareholders of Moydow (Isle of Man) owning, immediately following the completion of such transaction, over 90% of the outstanding common shares of the

Company. As the former shareholders of Moydow (Isle of Man) obtained control of the Company through this RTO Transaction, the RTO Transaction has been accounted for in the Company's financial statements as a reverse take-over and the purchase method of accounting has been applied. Under reverse take-over accounting, Moydow (Isle of Man) is considered to have acquired the Company and is considered to be the continuing entity. Accordingly, the figures in the above table, which should be read in conjunction with the consolidated financial statements of the Company, reflect this accounting treatment.

The following table sets forth selected consolidated financial information for the eight calendar quarters for 2000 and 2001:

                        QUARTERLY FINANCIAL INFORMATION

US$ (000s) except as
indicated

                                     First       Second       Third      Fourth
                                    Quarter      Quarter     Quarter     Quarter
                                    -------      -------     -------     -------

2000

Revenues                              52.6         35.7        71.3        40.0

Income (Loss)                       (112.0)      (296.5)     (499.1)     (282.4)
Income (Loss) per share             (0.004)      (0.011)     (0.019)      (0.01)
Total Assets                        7962.0       7685.8      7230.9      6941.6

2001

Revenues                                --           --          --          --

Income (Loss)                       (148.2)      (147.0)     (133.9)     (140.1)
Income (Loss) per share             (0.005)      (0.005)     (0.005)     (0.005)
Total Assets                        7058.8       6853.9      6579.3      6422.1

The Company has not paid any dividends to date and payment of dividends would require a decision by the Board of Directors when and if a reliable cash flow is being received by the Company which, in the opinion of the Board of Directors, is sufficient for on-going corporate needs and in addition to other factors considered, is appropriate for the Company under the then prevailing circumstances.

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Management's Discussion and Analysis of Financial Results is included on pages 6-10 of the 2001 Annual Report and is incorporated herein by reference.

ITEM 6: MARKET FOR SECURITIES

The common shares of the Company are listed on the Toronto Stock Exchange under the symbol "MOY".

ITEM 7: DIRECTORS AND OFFICERS

The following table and the notes thereto set out the name and municipality of residence of each director and officer of the Company, his or her current position and office with the Company, his or her principal occupations during the past five years, the date on which he was first elected a director of the Company (as applicable), and the approximate number of common shares of the Company beneficially owned directly or indirectly or over which he or she exercises control or direction:

                                                                                                                 Shares of the
                                                                                                                 Company
                                                                                                                 Beneficially
Name, Current Position(s) with                                                                                   Owned,
the Company and Municipality                 Principal Occupations                    Director                   Controlled or
of Residence                                 During the Past Five Years               Since                      Directed(1)
------------------------------               --------------------------               --------                   -------------
Sylvester P. Boland(2)(3)                    Chartered accountant,                    December 9, 1998           26,180
Director                                     retired; corporate director;
Dublin, Ireland                              formerly a mining executive

Albert C. Gourley(2)                         Partner of Macleod Dixon,                December 9, 1998           100,000
Director                                     Barristers & Solicitors(4)
Gormley, Ontario

Norman D. A. Hardie(3)                       Business consultant;                     December 9, 1998           50,320
Director                                     formerly mining company
Toronto, Ontario                             manager and executive

Victor J.E. Jones(2)(3)                      Management consultant;                   January 6, 1983            6,405
Vice President, Secretary and a              senior officer of the
director                                     Company prior to April 2001
Vancouver, British Columbia

Brian P. Kiernan                             Chief Executive Officer of               December 9, 1998           135,000
Chief Executive Officer,                     the Company (December
President and a director(5)                  1998 to present) and its
Dublin, Ireland                              subsidiary, Moydow Limited
                                             (the Isle of Man company)

Noel P. Kiernan                              Chairman of the Board of                 December 9, 1998           9,910,200
Chairman of the Board                        the Company (December
and a director(6)                            1998 to present) and its
Dublin, Ireland                              subsidiary, Moydow Limited
                                             (the Isle of Man company);
                                             senior officer (currently
                                             Chairman of the Board) of
                                             Pontil Minerex Limited (a
                                             drilling company)

                                       23


                                                                                                                      Shares of the
                                                                                                                      Company
Name, Current Position(s) with                 Principal Occupations                         Director                 Beneficially
the Company and Municipality                   During the Past Five Years                    Since                    Owned,
of Residence                                                                                                          Controlled or
                                                                                                                      Directed(1)

Michael E. Power                               Secretary and Vice                            December 9, 1998         20,720
Director                                       President of the Company
Toronto, Ontario                               April 2001 to present, mining
                                               consultant, Vice-President of
                                               River Gold Mines Ltd.
                                               (September 1996 to
                                               September 2000)


J. Joseph Breen                                Chief Operating Officer of                    Not applicable           Nil
Chief Operating Officer                        the Company (December
Cushendall, Northern Ireland                   1998 to present) and its
                                               subsidiary, Moydow (Isle of
                                               Man) (1996 to present); also
                                               a geological consultant

Geoffrey G. Farr                               Lawyer with Macleod Dixon,                    Not applicable            5,000
Assistant Secretary                            Barristers & Solicitors (4),
Toronto, Ontario                               from August 1998 to
                                               present; prior to August
                                               1998, lawyer with Weir &
                                               Foulds, Barristers &
                                               Solicitors

Rosemary G. O'Mongain                          Chief Financial Officer of                    Not applicable           20,000
Chief Financial Officer                        the Company (December
Dublin, Ireland                                1998 to present) and its
                                               subsidiary, Moydow (Isle of
                                               Man) (1995 to present);
                                               formerly a tax and audit
                                               consultant



(1) The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)  Member of the audit committee of the board of directors of the Company.

(3) Member of the compensation committee of the board of directors of the Company

(4)  Macleod Dixon acts as counsel to the Company.

(5) Brian P. Kiernan is also Chief Executive Officer and a director of the Company's wholly-owned subsidiary, Moydow Limited (the Isle of Man company), and a director of the Company's wholly-owned subsidiary in Ghana, also named Moydow Limited.

(6) Noel P. Kiernan is also Chairman of the Board and a director of the Company's wholly-owned subsidiary, Moydow Limited (the Isle of Man company), President and a director of the Company's wholly-owned subsidiary in Ghana, also named Moydow Limited, and President and a director of the Company's 50%-owned subsidiary, Rank Mining Company Limited, a Ghanaian company.

                                       24

Each director holds office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the bylaws of the Company.

ITEM 8: ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors' and officers' remuneration and indebtedness, principal holders of securities of the Company, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular of the Company dated April 17, 2002 distributed in connection with the Annual Meeting of Shareholders of the Company held on June 13, 2002.

Additional financial information is provided in the comparative consolidated financial statements of the Company contained in the 2001 Annual Report.

The Company will provide a copy of the said documents, this Annual Information Form, and any documents incorporated herein by reference to any person upon request to the Secretary of the Company.

All dollar amounts herein are presented in United States dollars unless otherwise indicated.


REGISTERED OFFICE                          DUBLIN OFFICE

BCE Place                                  74 Haddington Road
161 Bay Street, Suite 3900                 Dublin 4, Ireland
Toronto, Ontario M5J 2S1                   Tel: (353) 1 667 7611
Tel: (416)-360-8511                        Fax: (353) 1 667 7622
Fax: (416)-360-8277

TRANSFER AGENT                             TORONTO OFFICE

Computershare Trust                        Suite 1220,20 Toronto Street
Company of Canada                          Toronto, ON M5C 2B8
Corporate Services                         Tel: (416) 703-3751
100 University Avenue, 8th floor           Fax: (416) 367-3638
Toronto,Ontario M5J 2Y1
E-mail:                                    ACCRA OFFICE

Info@moydow.com                            Shankill House
                                           21, 5th Circular Road

Web site:                                  East Cantonments
www.moydow.com                             Accra, Ghana
                                           Tel: (233) 21 772516
                                           Fax: (233) 21 777247

                                     FORM 27

                            SECURITIES ACT (ONTARIO)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT


 1.        REPORTING ISSUER:

           Moydow Mines International Inc. 12th Floor, 20 Toronto Street Toronto, Ontario M5C 2B8

 2.        DATE OF MATERIAL CHANGE: July 11, 2002


 3.        PUBLICATION OF MATERIAL CHANGE: Press release issued on July 16, 2002


 4.        SUMMARY OF MATERIAL CHANGE: See item 5 below.


 5.        FULL DESCRIPTION OF MATERIAL CHANGE:

           Moydow Mines International Inc. (the "Company") has completed the issue and sale on a private placement basis of an aggregate of 687,500 flow-through common shares of the Company ("Flow-Through Shares") at a price of Cdn$0.80 per Flow-Through Share, or Cdn$550,000 in the aggregate. Haywood Securities Inc. (the "Agent") acted as agent of the Company in connection with the sale of the Flow-Through Shares pursuant to the terms of an agency agreement dated July 11, 2002 between the Company and the Agent.

           Each Flow-Through Share entitles the holder thereof to acquire one common share (a "Common Share") of the Company. In consideration of the Agent's services, the Company paid to the Agent a commission equal to 6.0% of the gross aggregate proceeds of the offering, being Cdn$550,000 and issued to the Agent an option (the "Agent's Option"). The Agent's Option will entitle the Agent to purchase 68,750 Flow-Through Shares at a price of Cdn$0.80 per Common Share at any time commencing on the date of issuance of the Agent's Option and continuing up to 5:00 p.m. (Toronto time) on July 11, 2004.

            The net proceeds from the sale of the Flow-Through Shares will be used for further exploration and development of the Company's Botwood Basin property and for general corporate purposes.

 6.         SENIOR OFFICER:

            Michael E. Power
            Telephone: (416) 703-3751

            I, MICHAEL E. POWER, a director of the Corporation, certify that the foregoing accurately discloses the material change referred to herein.

            SIGNED in Toronto, Ontario the 16th day of July, 2002.

                                               MOYDOW MINES INTERNATIONAL INC.

                                               Per: "Michael E. Power"
                                                    ----------------------
                                                    Michael E. Power Director

                                  FORM 45-102F2

                  CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
               MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Moydow Mines International Inc. (the "CORPORATION") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 11, 2002 of 687,500 flow-through common shares of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Toronto this 16th day of July, 2002.

                                                 MOYDOW MINES INTERNATIONAL INC.

                                                 Per: "Michael E. Power"
                                                      --------------------------
                                                      Michael E. Power
                                                      Director